July 11, 2011
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:              Jay E. Ingram, Esq.
Edward M. Kelly, Esq.
Ernest M. Greene
Nudrat S. Salik

Re:          FluoroPharma Medical, Inc.
Current Report on Form 8-K dated February 14, 2011
Filed May 16, 2011
File No. 333-147193

Form 10-K for the period ended December 31, 2010
Filed March 16, 2011
File No. 333-147193

Form 10-Q for the period ended March 31, 2011
Filed May 16, 2011
File No. 333-147193

Gentlemen:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter, dated June 9, 2011 (the “Comment Letter”) with respect to the above-referenced filings.

In order to facilitate your review, we have restated and responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the Amended 8-K.

General

1.	The EDGAR system reflects May 16, 2011 as “Date of report (Date of earliest event reported).” Please revise.

Response: The Company has revised the cover of the 8-K to reflect May 16, 2011 as “Date of report (Date of earliest event reported).”

2.	Please update the EDGAR company profile of FPM to include its current business address and mailing address.

Response: The Company has updated to include its current business and mailing address.

Intellectual Property, page 11

3.	Please state the date on which the United States patent was granted for catalytic radioflouronation and the date on which the patent expires.

Response:  The Company has revised to insert the grant date and expiration date of the patent. The Company has also revised the list of the patents and pending patents to reflect the “Issued” date instead of “Granted” date which is the terminology used by the patent office. Please see page 12 of the Amended 8-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

4.
We note the phrase “within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.”  Since FPM is a penny stock issuer, FPM is ineligible to rely on the safe harbor provision of the Private Securities Litigation Reform Act of 1995 for forward looking statements.  See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of Exchange Act.  Please delete the phrase or make clear that FPM is ineligible to rely on the safe harbor provision because it is a penny stock issuer.

Response: The Company has revised the 8-K to delete the phrase “within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.”

Recent Accounting Pronouncements, page 37

5.
With regard to your discussion of FASB 160, EITF 07-1 and EITF 07-5, you disclosed that you are currently assessing the impact that these accounting pronouncements may have on your financial position, results of operations and cash flows.  Given that these pronouncements were effective as of the date of your financial statements, please revise your filing to disclose the impact of these pronouncements.

Response: The Company has revised the disclosure appropriately. Please see page 32 of the Amended 8-K.

Critical Accounting Policies

Research and Development Costs, page 42

6.
On page 26 you indicate that you have been awarded approximately $797,000 in grants and have recognized approximately $206,000 of such awards as revenue.  Given that you have no reported revenue amounts, please revise your disclosure as necessary.  Please revise your accounting policy to disclose how you account for these research grants.  Refer to ASC 730-20 and ASC 810-30.

Response: The disclosure was inadvertently included and is inaccurate. Accordingly, the Company has revised to remove the disclosure.

Results of Operations, page 43

7.	Please update your filing to discuss your results of operations for the three months ended March 31, 2011 compared to March 31, 2010. Refer to Item 2 of Form 10.

Response: The Company has updated the filing to discuss its results of operations for the three months ended March 31, 2011 compared to March 31, 2010

Unregistered Sales of Equity Securities
Registration Rights, page 54

8.
Please disclose whether there are maximum cash penalties under the registration rights agreement, if applicable.  Please also disclose any additional penalties resulting from delays in registering your notes.  Refer to FASB ASC 825-20-50-1.

Response:  There are no cash penalties under the registration rights agreement and no penalties resulting from delays in registering the securities sold in the private placement offering.

Directors and Executive Officers, Promoters and Control Persons, page 46

9.
Describe briefly the business experience of Messrs. Johan M. (Thijs) Spoor and Walter Witoshkin during the past five years.  See Item 5.02(c)(2) of Form 8-K and Item 401(e) of Regulation S-K.  Further disclose in Dr. David R. Elmaleh’s biographical paragraph that he founded FPI in 2003.

        Response: The Company has revised the disclosure accordingly.

Employment Agreement with Executive Officers, page 48

10.
Provide a brief description of the terms and conditions of Dr. David R. Elmaleh’s employment agreement, including the amounts payable under the agreement.  See Item 5.02(e) of Form 8-K.  Also, file the employment agreement as an exhibit in FPM’s next periodic report under the Exchange Act.  See Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the Form 8-K to briefly disclose the terms of the employment agreement between Dr. Elmaleh and FluoroPharma, Inc. The Company has also disclosed that it is currently negotiating an employment agreement with Dr. Elmaleh pursuant to which he will serve as the Company’s Chief Scientific Officer.

11.
We note the disclosure on page 23 that FPM’s performance is substantially dependent on the performance of its senior management and key scientific and technical personnel, particularly Dr. David R. Elmaleh and Mr. Johan M. (Thijs) Spoor, and that FPM has entered into employment agreements.  If FPM has entered into an employment agreement with Mr. Spoor, provide a brief description of the terms and conditions of the employment agreement, including the amounts payable to Mr. Spoor under the agreement.  See Item 5.02(e) of Form 8-K.  Further, file the employment agreement as an exhibit in FPM’s next periodic report under the Exchange Act.  See Item 601(b)(10) of Regulation S-K.

        Response: The Company has included a description of the employment agreement entered into with Mr. Spoor. The Company will file the employment agreement as an exhibit to its next periodic report under the Exchange Act.

Certain Relationships and Related Transactions, page 50

12.
We note the disclosure that FPM uses office space leased by a company in which Dr. David R. Elmaleh, its chairman and chief scientific officer, has an ownership interest and that FPM does not have a written agreement governing the use.  If FPM is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, FPM should provide a written description of the contract as an exhibit in FPM’s next periodic report under the Exchange Act.  For guidance, you may wish to refer to Question 146.04 in the Regulation S-K section of our “Compliance and Disclosure Interpretations” available on the Commission’s website at http://www/sec/gov.

        Response: The Company has entered into an Office Use Agreement for its office space. The Company will file as an exhibit to its next periodic report under the Exchange Act.

13.
We note the disclosure that FPI entered into an exclusive license agreement with Dr. David R. Elmaleh as of August 16, 2005.  File the exclusive license agreement as an exhibit in FPM’s next periodic report under the Exchange Act.  See Item 601(b)(10) of Regulations S-K.

Response: The Company will file the license agreement as an exhibit to its next periodic report under the Exchange Act.

14.
We note the disclosure that Dr. David R. Elmaleh receives a portion of royalty payments paid to Massachusetts General Hospital by FPI under a license agreement.  If since the beginning of FPM’s last fiscal year or any currently proposed transaction in which FPM was or is to be a participant and the amount involved exceeds $120,000 and in which Dr. Elmaleh had or will have a direct or indirect material interest, disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of Dr. Elmaleh’s interest in the transaction which is to be computed without regard to the amount of profit or loss.  See subparagraphs (3) and (4) of Item 404(a) of Regulation S-K and the instructions to Item 404(a).  Further, file the license agreement as an exhibit in FPM’s next periodic report under the Exchange Act.  See Item 601(b)(10) of Regulation S-K.

Response: The Company has revised the disclosure to clarify that from the beginning of the Company’s fiscal year on January 1, 2011, such payments aggregate to less than $120,000 and it is not currently anticipated that through the end of the Company’s current fiscal year that such payments will in the aggregate exceed $120,000. The Company will file the license agreement as an exhibit to its next periodic report under the Exchange Act.

15.
Identify each of the directors and officers who converted deferred compensation in the private placement offering, and disclose the amount of deferred compensation that each director and officer converted.

Response: the Company has revised the disclosure to identify each of the directors and officers who converted deferred compensation in the private placement offering, and disclose the amount of deferred compensation that each director and officer converted.

Common Stock, page 53

16.	Disclose whether holders of FPM’s common stock have cumulative rights in the election of directors.

        Response: The Company has revised to disclose that the holders of its common stock do not have cumulative rights in the election of directors.

Exhibit 2.1

17.
Refile the exhibit with a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.  See Item 601(b)(2) of Regulation S-K.

Response: The Company has refiled Exhibit 2.1 with a list briefly identifying the contents of all omitted schedules, with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Item 9.01 – Financial Statements

General

18.
Please revise to include financial statements for the interim period ended March 31, 2011 for FluoroPharma, Inc.  These financial statements may be unaudited.  Refer to Item 9.01 of Form 8-K and Rule 8-03 of Regulation S-X.

Response: The Company has included financial statements for the interim period ended March 31, 2011.

19.
Please clearly disclose the significant terms of the Series A Preferred Stock, including any rights and obligations of the holders of this stock.  For example, your disclosures on page 32 indicate that the holders of the preferred stock will be paid a one-time dividend.  Please also disclose the amount of this expected dividend, when you expect to pay the dividend, and what source of cash will be used to par for the dividend.

Response: We have revised to include the terms of the Series A Preferred Stock. Please see page 53 of the Amended 8-K.  We have also revised to remove reference to the one-time payment dividend.
We have made the changes to the Form 8-K as opposed to the referenced financial statements as the shares of preferred stock in the financial statements no longer exist following the completion of the merger.

6.  Liability Settlements, page F-12

20.
You disclosed that QuantRx agreed to convert all outstanding receivables in the aggregate amount of $1,568,567 into 1,148,275 shares of Class A common stock, with a fair value of $287,069.  You indicate that in connection with this settlement, you recognize gain on debt settlement of $1,281,498.  Please disclose whether QuantRX is a related party.  Please also disclose how you determined the fair value of the stock issued as consideration.  Refer to ASC 505-50.

Response: As of the date of the transaction, QuantRX was a related party of the Company.  The Company determined the fair value of the stock issued as consideration as the prevailing market rate of all Company stock transactions in that time period.

8.  Commitments and Contingencies

License Agreements, page F-13

21.
In the second quarter of 2009, you renegotiated three of your technology licenses with Massachusetts General Hospital into one exclusive technology license.  The renegotiated license stipulates that you meet certain obligations, including, but not limited to, raising an aggregate $2 million in capital by the second quarter of 2010 and meeting certain development milestones relating to clinical trials and filings with the FDA.  Please disclose whether you have met the obligations stipulated by the license agreement.  If not, please disclose the potential impact of Massachusetts General Hospital cancelling or making non-exclusive certain licenses.

Response: The Company did not meet the requirement stipulated in the technology license to raise an aggregate of $2 million in capital by the second quarter of 2010. However, Massachusetts General Hospital did not declare a default under the agreement and has provided the Company with a letter confirming that the agreement remains in full force and effect and waived the requirement to raise an aggregate of $2 million in capital by the second quarter of 2010.

Pro Forma Unaudited Consolidated Financial Statements for the Year Ended December 31, 2010, page P1

22.
Please revise your pro forma information to also include pro forma financial for the interim period ended March 31, 2011 and update your pro forma balance sheet to include a balance sheet as of March 31, 2011.  Refer to paragraph (b)(1) of Item 9.01 of Form 8- K.

        Response: The Company has updated the pro forma financial information for the interim period as of and ended March 31, 2011.

23.
Please clarify how you arrived at the adjustment amounts for common stock based on the description provided in note (3).  It is also not clear what you are referring to when you state that the pro forma adjustments to common stock include FluoroPharma, Inc. adjustments.

        Response: The Company has updated the pro forma financial information to disclose if the shares issued in the transaction are those of FluoroPharma, Inc (“FPI”) pre-merger, or FluoroPharma Medical, Inc. (“FPM”).

24.
It appears that your pro forma financial information is giving pro forma effect to multiple transactions including the Qualified Financing and the recapitalization transaction.  Please include the adjustments related to the recapitalization transaction in a separate column.

        Response: The Company has updated the pro forma financial information to include two separate columns to reflect the recapitalization transactions separate from all other post balance sheet date transactions.

Pro Forma Balance Sheet, page P1

25.	Please help us understand why you did not eliminate the accumulated deficit of $120,205 of FluoroPharma Medical, Inc., the accounting acquirer, in accordance with ASC 805-40-45-1.

        Response: The Company has updated the pro forma financial information to correctly eliminate the accumulated deficit of FluoroPharma Medical, Inc. as part of the recapitalization transaction.

26.
In note (1) to your pro forma balance sheet, you indicate that you included a pro forma adjustment to cash to reflect the gross proceeds of a bridge loan.  Please help us understand why a corresponding pro forma adjustment was note made to your pro forma liabilities.

Response: The effect on the liabilities for the gross proceeds of the bridge loan is not shown because those same bridge loans were converted as part of the Qualified Financing, with a net effect of $0. The notes to the pro forma financials and the references to the notes in the pro-forma financials have been updated to more clearly discuss each transaction that affected the liabilities.

27.
To help us better understand the impact of the recapitalization transaction, please provide us with a statement of stockholders’ equity that begins from January 1, 2011.  Please provide us with explanations for the adjustments made to retroactively reflect the recapitalization transaction, as appropriate.

       Response: The Company has updated the financial information to include the requested statement of stockholders’ equity.

Pro Forma Income Statement, page P2

28.	Please revise your pro forma financial information to include the following:
•	Provide both basic and diluted earnings per share information;
•	Provide the calculations used to determine your earnings per share;
•	Include a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS; and
•	Disclose any shares not included for anti-dilution reasons. Refer to ASC 260-10-50-1c.

        Response: The Company has updated the pro forma financial information to include the basic and diluted loss per share information as well as a disclosure of the shares not included for anti-dilution purposes. However, please note that we identified and corrected a typographical error in the FluoroPharma, Inc. Statements of Operations for the year ended December 31, 2010 with regards to the weighted average shares outstanding. As there were no shares issued in 2010, the weighted average shares outstanding should be the same as the total shares outstanding.

29.	Please revise your disclosure to include a note that clearly explains your pro forma provision for income taxes.

        Response: The Company has updated the notes to the pro forma financial statements to include a discussion about the provision for income taxes.

30.	Please tell us what consideration you gave to including an adjustment to interest expense for the impact of the bridge loans included in your pro forma financial information.

        Response: The Company has corrected the pro forma financial statement adjustments to include adjustments to accrued interest expense on bridge loans and senior convertible promissory notes from balance sheet date through the dates of conversion.

Form 10-K for the period ended December 31, 2010

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

31.
Please advise or make arrangements with your independent registered public accounting firm to have them revise their audit opinion to also reference the related statement of operations stockholders’ equity and cash flows for the period January 25, 2007(Inception) to December 31, 2010.

        Response:  Weaver & Martin, LLC the independent registered public accounting firm whose audit opinion was included in the financial statements for the year ended December 31, 2010 was terminated by the Company effective May 27, 2011. The Company has engaged a new audit firm for the fiscal year ending December 31, 2011. In addition, there has been a change in control of the Company effective May 16, 2011 upon consummation of the merger transaction. We respectfully request that the Company not be required to file an amended 10-K to include a revised audit opinion letter. To require an amended 10-K will require the Company’s new management to sign certifications to the 10-K for events that occurred prior to such new officer’s employment or involvement with the Company, which may subject such officers to civil penalties.

Form 10-Q for the period ended March 31, 2011

Item 4.  Controls and Procedures, page 12

32.
We note that your certifying officers concluded that your disclosure controls and procedures were effective as of March 31, 2011 and that, as of December 31, 2010, the conclusion was that your disclosure controls and procedures were not effective.  Given that you state that there were no changes in internal control over financial reporting, it is not apparent how your certifying officers reached the conclusion they did for the period ended March 31, 2011.  Please advise.

        Response: As indicated in response to comment 31, there has been a change in control of the Company effective May 16, 2011 upon consummation of the merger transaction. The Company and its current officers do not maintain any relationship with the former officers of the Company.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned or our counsel, Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP, telephone (646)810-2184.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	Johan M. (Thijs) Spoor
Title:	Chief Executive Officer, President and Chief Financial Officer